Bowne of New York City

BOWNE

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FAX COVER LETTER

Job Name		Job
To: Amanda Ravitz / Julie Rizzo		Fax: 703 813 6967
Phone:		From: Steven Siesser / Peter Ehrenberg
Date: November 10, 2009		Time:
Number of pages, plus cover sheet: 8		

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Comments:

We are attaching the following which will be included in our filing of Amendment No. 3:

(i) Exhibit 5.1

(ii) Exhibit 8.1

(iii) Exhibit 8.2

If any of the proposed changes present an issue please do not hesitate to contact us. Thank you.

Exhibit 5.1

LOWENSTEIN SANDLER PC
1251 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10020

~~October 29,~~ November 10, 2009

~~Cambium-Voyager Holdings~~ Learning Group, Inc.
c/o Veronis Suhler Stevenson
350 Park Avenue
New York, New York 10022

Re: Cambium-~~Voyager Holdings~~ Learning Group, Inc. – Registration Statement on Form S-4

Ladies and Gentlemen:

We have acted as counsel to Cambium Learning Group, Inc. (formerly known as Cambium-Voyager Holdings, Inc.), a Delaware corporation (the "Company"), in connection with the Registration Statement on Form S-4 (File No. 333-161075) (as amended or supplemented, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the registration of the offering by the Company of up to 30,008,655 shares (collectively, the "Shares") of the Company's common stock, par value $0.001 ("Common Stock"), that may be issued to the stockholders of Voyager Learning Company, a Delaware corporation ("Voyager"), in connection with the merger of Vowel Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company ("Voyager Merger Sub"), with and into Voyager (the "Voyager Merger"). The terms and conditions of the Voyager Merger are set forth in, and the Voyager Merger will be governed by, that certain Agreement and Plan of Mergers, dated as of June 20, 2009 (the "Merger Agreement"), by and among the Company, Voyager, Voyager Merger Sub, VSS-Cambium Holdings II Corp., a Delaware corporation, Consonant Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company, and Vowel Representative, LLC, a Delaware limited liability company, solely in its capacity as stockholders' representative.

We have reviewed such corporate records and documents and made such examination of law as we have deemed appropriate to give the opinion expressed below. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on the representations and warranties set forth in the Merger Agreement. In making our examination, we have assumed that all signatures on documents examined by us are genuine, the authenticity of all documents submitted to us as originals and

Cambium-Voyager Holdings, Inc.   ~~October~~
~~29,~~November 10, 2009
Page 2

the conformity with the original documents of all documents submitted to us as certified, conformed or photostatic copies.

In reaching the opinion set forth below, we have assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties.

The opinion expressed below is limited to the General Corporation Law of the State of Delaware, and we do not express any opinion herein concerning the laws of any other jurisdiction.

Furthermore, the opinion presented in this letter is limited to matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated.

Based on the foregoing, and subject to the assumptions and qualifications set forth herein, we are of the opinion that the Shares have been duly authorized and, upon issuance and delivery in exchange for the outstanding shares of common stock of Voyager in the Voyager Merger, in accordance with the Merger Agreement and as described in the Registration Statement, will be validly issued, fully paid and non-assessable.

We hereby consent to the inclusion of this opinion as Exhibit 5.1 to the Registration Statement and to the references to our firm under the caption "Legal Matters" in the Registration Statement. In giving our consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations thereunder or that we are "experts" within the meaning of the term "experts" as used in the Securities Act or the rules and regulations thereunder.

Very truly yours,

~~/s/ LOWENSTEIN SANDLER PC~~

22579/2
11/10/2009 12867085.1

Exhibit 8.1

~~October 30,~~November 10, 2009

VSS-Cambium Holdings II Corp.
c/o Veronis Suhler Stevenson
350 Park Avenue
New York, New York 10022
Ladies and Gentlemen:

We have acted as counsel to VSS-Cambium Holdings II Corp. (*"Cambium"*), a Delaware corporation, in connection with the Agreement and Plan of Mergers dated as of June 20, 2009, (the *"Merger Agreement"*), by and among Cambium, Cambium Holdings, Inc. (*"Holdco"*), a Delaware corporation, Consonant Acquisition Corp. (*"Cambium Merger Sub"*), a Delaware corporation and a direct wholly-owned subsidiary of Holdco, Voyager Learning Company (*"Voyager"*), a Delaware corporation, Vowel Acquisition Corp. (*"Voyager Merger Sub,"* and together with Cambium Merger Sub, the *"Merger Subsidiaries"*), a Delaware corporation and a direct wholly-owned subsidiary of Holdco, and Vowel Representative, LLC, a Delaware limited liability company, solely in its capacity as Stockholders' Representative, relating to the merger of Cambium Merger Sub with and into Cambium (the *"Cambium Merger"*) and the merger of Voyager Merger Sub with and into Voyager (the *"Voyager Merger"* and together with the Cambium Merger, the *"Mergers"*). At your request, and in connection with the mailing of the Registration Statement (defined hereinafter) to U.S. Holders of Voyager common stock, we are rendering our opinion concerning the material United States federal income tax matters. Any capitalized term used and not defined herein has the meaning given to it in the Merger Agreement.

For purposes of rendering the opinion expressed below, we have examined and, with your consent, relied upon, without independent investigation or verification, the accuracy and completeness of the facts contained in originals or copies, certified or otherwise identified to our satisfaction, of the Merger Agreement, the registration statement on Form S-4 relating to the Mergers (as amended or supplemented through the date hereof) filed with the Securities and Exchange Commission that includes the Proxy Statement (the *("Registration Statement"*) and such other documents as we have deemed necessary or appropriate for our opinion. In addition, we have relied upon the accuracy and completeness, as of the date hereof, of certain factual statements, ~~representations, covenants and agreements~~ made by Cambium and by Voyager, including factual statements and representations set forth in letters dated the date hereof from officers of Cambium and Voyager (the *"Representation Letters"*).

Our opinion assumes (which assumptions we have made with your consent) and is expressly conditioned on, among other things: (i) the accuracy and completeness of the facts set forth in the documents referred to above and the factual statements, and representations, ~~covenants and agreements~~ made by Cambium, on its behalf and on behalf of Cambium Merger Sub and Voyager Merger Sub, and made by Voyager, on its behalf, ~~including those set forth~~ in the Representation Letters; (ii) the genuineness of all signatures, the legal capacity of natural persons, the authenticity

~~October 30,~~ November 10, 2009
Page 2

of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified or photostatic copies and the authenticity of the originals of such documents; (iii) that the transactions related to the Mergers or contemplated by the Merger Agreement have been, are, or will be consummated in accordance with the Merger Agreement and as described in the Registration Statement and that none of the terms and conditions contained therein have been, are, or will be waived or modified in any respect prior to the Effective Time; (iv) the Agreement and the Representation Letters reflect all the material facts relating to the Mergers, Cambium, Voyager and the Merger Subsidiaries; (v) any representation in the Merger Agreement or the Representation Letters "to the knowledge of" any person or similarly qualified are and will be at the Effective Time true, complete and correct without such qualification; (vi) as to all matters for which a person or entity has represented that such person or entity is not a party to, does not have, or is not aware of, any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement; (vii) no actions have been (or will be) taken that are inconsistent with any representation or other statement contained in the Representation Letters; (viii) each of Holdco, Cambium, Voyager, Cambium Merger Sub and Voyager Merger Sub will comply with all reporting obligations with respect to the Mergers required under the Internal Revenue Code of 1986, as amended (the "*Code*"); (ix) the Merger Agreement constitutes the legal, valid and binding obligation of the parties thereto and is enforceable in accordance with its terms; and (x) there are no other understandings or agreements between or among the parties to the Merger Agreement that bear directly or indirectly on the Mergers. Any material change or inaccuracy in the facts referred to or set forth in the Merger Agreement or the Representation Letters, or assumed herein (giving effect to all events occurring after the Effective time) could affect our conclusions stated herein.

In rendering this opinion letter, we have considered applicable provisions of the Code, Treasury regulations promulgated thereunder (the *"Regulations"*), pertinent judicial authorities, rulings of the Internal Revenue Service and such other authorities as we have considered relevant~~, in each case, in effect on the date hereof, all of which are potentially subject to change, possibly with retroactive effect~~. With respect to those issues as to which there is no law directly on point, we have reached our conclusions based on analogy to and reasoning from certain relevant provisions of the Code and Regulations, authorities, and interpretations. A change in any of the authorities upon which any of our opinions are based or any variation or difference in any fact from those set forth or assumed herein or in the Registration Statement, the Merger Agreement or the Representation Letters could affect our conclusions herein. Moreover, there can be no assurance that our opinions will be accepted by the Internal Revenue Service or, if challenged, by a court.

Based upon the foregoing, and subject to the exceptions, qualifications and limitations set forth herein, we are of the opinion that (i) the discussion contained in the Registration Statement under the caption "Material U.S. Federal Income Tax Consequences of the Mergers," insofar as it summarizes United States federal income tax law, is accurate in all material respects as of the date hereof, and (ii) the Mergers, taken together, will be treated as an exchange described in Section 351 of the Code.

~~October 30,~~**November 10,** 2009
Page 3

Our opinion that the transaction is governed by Section 351 of the Code does not apply to a Voyager or Cambium (as applicable) shareholder that is under the jurisdiction of a court in a case under title 11 of the United States Code or a receivership, foreclosure, or similar proceeding in a federal or state court and is required pursuant to a bankruptcy plan to distribute its Holdco stock to creditors.

We express our opinion herein only as to those matters specifically set forth above and no opinion should be inferred as to the tax consequences of the Mergers under any state, local or foreign law, or with respect to other areas of United States federal taxation. We do not express any opinion herein concerning any law other than the federal income tax law of the United States.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement, to references to this opinion in the Registration Statement and to the use of our name in the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the "*Securities Act*") or the rules or regulations promulgated thereunder or that we are experts with respect to any portions of the Registration Statement within the meaning of the term "experts" as used in the Securities Act, or the rules or regulations promulgated thereunder.

In the event that any one or more of the matters referred to herein, in the Representation Letters, in the Merger Agreement or the Registration Statement are untrue, inaccurate or incomplete, our opinions shall be void and of no force or effect, but only to the extent that such untruth, inaccuracy or incompletion affects the accuracy of the opinions provided herein.

Very truly yours,

LOWENSTEIN SANDLER PC

Boston Brussels Chicago Düsseldorf Houston London Los Angeles Miami Milan
Munich New York Orange County Rome San Diego Silicon Valley Washington, D.C.

Strategic alliance with MWE China Law Offices (Shanghai)

Exhibit 8.2

~~October 29,~~November 10, 2009

Voyager Learning Company
1800 Valley View Lane, Suite 400
Dallas, Texas 75234

Re: Voyager Learning Company/Cambium Holdings, Inc.

Ladies and Gentlemen:

We have acted as special tax counsel to Voyager Learning Company, a Delaware corporation ("Voyager"), in connection with the Agreement and Plan of Mergers dated as of June 20, 2009 (the "Merger Agreement"), by and among Cambium Holdings Inc., a Delaware corporation ("Holdco"), Voyager, VSS-Cambium Holdings II Corp., a Delaware corporation ("Cambium"), Vowel Acquisition Corp., a Delaware corporation and a direct and wholly owned subsidiary of Holdco ("Vowel Merger Sub"), Consonant Acquisition Corp., a Delaware corporation and a direct and wholly owned subsidiary of Holdco ("Consonant Merger Sub") and Vowel Representative, LLC, a Delaware limited liability company, solely in its capacity as the Stockholders' Representative, relating to the merger of Vowel Merger Sub with and into Voyager (the "Voyager Merger") and the merger of Consonant Merger Sub with and into Cambium (the "Cambium Merger" and together with the Voyager Merger, the "Mergers"). Capitalized terms not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

At your request, and in connection with the mailing of the Registration Statement (defined hereinafter) to U.S. Holders of Voyager common stock, we are rendering our opinion concerning the material United States federal income tax consequences of the Mergers. In formulating our opinion, we have examined the Merger Agreement, the registration statement on Form S-4 relating to the Mergers (as amended or supplemented through the date hereof) filed with the Securities and Exchange Commission (the "Registration Statement"), the representation letter of Holdco and Cambium as to certain factual matters, dated the date hereof (the "Cambium Letter"), the representation letter of Voyager as to certain factual matters, dated the date hereof (the "Voyager Letter") and such other documents pertaining to the Mergers as we have deemed necessary or appropriate for purposes of this opinion.

We have assumed with your consent that (i) the transactions described in the Merger Agreement will be consummated in accordance therewith and as described in the Registration Statement (and no transaction or condition described therein and affecting this opinion will be waived by any

Voyager Learning Company
~~October 29, November 10, 2009~~
October 29, November 10, 2009
Page 2

party); (ii) the factual statements concerning the transaction set forth in the Merger Agreement and in the Registration Statement are true, complete and correct; (iii) the factual statements and representations contained in the Cambium Letter and in the Voyager Letter are true, complete and correct and will remain true, complete and correct at all times up to and including the Effective Time; (iv) any factual statements and representations made in the Cambium Letter or the Voyager Letter "to the knowledge of" any person or similarly qualified are and will be at the Effective Time true, complete and correct without such qualification; (v) no actions have been (or will be) taken that are inconsistent with any representation or other statement contained in the Voyager Letter or Cambium Letter; (vi) each of Holdco, Cambium, Voyager, Consonant Merger Sub and Vowel Merger Sub will comply with all reporting obligations with respect to the Mergers required under the Internal Revenue Code of 1986, as amended (the "Code"); (vii) the Merger Agreement constitutes the legal, valid and binding obligation of the parties thereto and is enforceable in accordance with its terms; (viii) there are no other understandings or agreements between or among the parties to the Merger Agreement that bear directly or indirectly on the Mergers; and (ix) original documents (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof.

In rendering this opinion, with your permission, we have not undertaken any independent investigation or verification of any fact set forth in any documents or materials or any assumption upon which we have relied ~~(including, without limitation, the assumptions set forth above)~~, and we expressly disclaim any intent, undertaking or obligation to make any such investigation or verification. We are not aware, however, of any material facts or circumstances contrary to or inconsistent with any fact set forth in any documents or materials or any assumption upon which we have relied.

Based upon the foregoing and subject to the exceptions, qualifications and limitations set forth herein, we are of the opinion that (i) the Mergers, taken together, will be treated as a transaction described in Section 351 of the Code; and (ii) the discussion contained in the Registration Statement under the caption "Material U.S. Federal Income Tax Consequences of the Mergers" concerning the United States federal income tax consequences of the Mergers to Voyager shareholders, insofar as it summarizes United States federal income tax law, is accurate in all material respects as of the date hereof.

Our opinion that the transaction is governed by Section 351 of the Code does not apply to a Voyager or Cambium (as applicable) shareholder that is under the jurisdiction of a court in a case under title 11 of the United States Code or a receivership, foreclosure, or similar proceeding in a federal or state court to the extent that the Holdco stock received in the exchange is used to satisfy the indebtedness of such shareholder.

We express our opinion herein only as to those matters specifically set forth above and no opinion is expressed as to the tax consequences of the Mergers under any state, local or foreign law, or with

Voyager Learning Company
~~October 29,November 10, 2009~~
October 29,November 10, 2009
Page 3

respect to other areas of United States federal taxation. This opinion is based on ~~current~~applicable United States federal income tax law and administrative practice ~~in effect as of the date hereof~~. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service ("IRS") or the courts. No ruling has been or will be sought from the IRS as to any United States federal income tax consequences of the Mergers. Accordingly, no assurance can be given that this opinion, if contested, would be sustained by a court. Furthermore, the authorities on which we rely are subject to change either prospectively or retroactively, and any such change, or any variation or difference in the facts from those on which we rely and assume as correct, as set forth above, might affect the conclusions stated herein. Nevertheless, by rendering this opinion, we undertake no responsibility to advise you as to any changes or new developments in United States federal income tax laws or the application or interpretation thereof.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. We also consent to the use of our name under the captions "Material U.S. Federal Income Tax Consequences of the Mergers" and "Legal Matters" in the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Sincerely,

CHI99 5142480-6.025995.0336 7.025995.0336